BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
SASKATCHEWAN FINANCIAL SERVICES COMMISSION 800-1920 Broad Street Regina, Saskatchewan, S4P 3V7	MANITOBA SECURITIES COMMISSION 1130 - 405 Broadway Winnipeg MB R3C 3L6
ONTARIO SECURITIES COMMISSION 20 Queen Street West, Suite 1903 Toronto ON M5H 3S8	AUTHORITE DES MARCHES FINANCIERS Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:

BIRCH MOUNTAIN RESOURCES LTD. (the “Company”)

Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the “Company” or “Birch Mountain”).  For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102.  Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation’s shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.

300, 250 - Sixth Avenue S.W.

Calgary, Alberta  T2P 3H7

Tel:  (403) 262-1838

Fax:  (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on June 26, 2006.

Item 3 - News Release

A News Release was issued on June 26, 2006 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has received an independent valuation report from AMEC Americas Limited (“AMEC”) on its Hammerstone Project located in the Athabasca oil sands region of northeastern Alberta.

Item 5 - Full Description of Material Change

The Company has received an independent valuation report from AMEC Americas Limited (“AMEC”) on its Hammerstone Project located in the Athabasca oil sands region of northeastern Alberta.  The valuation report was authored by Dr. Michael Samis, Director of Financial Services for AMEC Mining & Metals, and incorporates contributions from other AMEC personnel, the Canadian Energy Research Institute (“CERI”), Dr. Graham A. Davis of the Colorado School of Mines, Norwest Corporation (“Norwest”), Phoenix Process Engineering, Inc (“Phoenix”), and Birch Mountain. Birch Mountain has also incorporated information from EnviroSolv Energy LLC (“EnviroSolv”) in this news release. The valuation was carried out concurrently with a prefeasibility update study that considered new aggregate and reagent products in addition to those incorporated in the original February 2005 Hammerstone prefeasibility study. A technical report conforming to Canadian Securities Administrators National Instrument 43-101 describing the results of the prefeasibility update study will be issued later this summer.

Highlights

•

The net present value (“NPV”) of Hammerstone in constant Q2 2006 dollars calculated with unescalated prices and costs, at an 7.5% discount rate is C$1,655 million on a pre-tax basis and C$1,089 million on an after-tax basis; the internal rate of return (“IRR”) is 29.4%.

•

Future opportunities identified but not included in the valuation include cement production, spent lime recalcining, and reclamation of FGD gypsum and spent lime. When evaluation of these opportunities is completed, the valuation will be revised.

•

Hammerstone limestone reserves (after mining losses) decreased marginally to 999 million tonnes, with 460 million tonnes (“Mt”) of proven limestone reserves and 539 Mt of probable limestone reserves.

•

Probabilistic modeling of the effects of oil price uncertainty on oil sands bitumen supply to 2070 shows there is little risk that low oil prices will cause bitumen supply to fall significantly below CERI’s unconstrained bitumen supply model.

•

Use of alternative fuels such as bitumen, residual heavy-ends, asphaltenes, coke and coal instead of natural gas, is expected to create a significant demand for limestone and lime-based reagents for desulphurization.

•

A total of C$577 million of development capital is required for the Hammerstone quarry, aggregate plant and limestone processing facility from 2006 to 2026, with C$416 million in sustaining capital from 2006 to 2060.

Contributors

AMEC is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors.  AMEC employs about 44,000 people in more than 40 countries, generating annual turnover of around C$11 billion.

CERI is an independent, not-for-profit research organization, committed to excellence in the analysis of energy economics and related environmental issues in the producing, transporting, and consuming sectors. CERI was founded in 1975 and has produced more than 100 major research studies as well as numerous smaller works and monographs for all levels of government and industry, both nationally and internationally.

Graham A. Davis is Professor of Economics and Business at the Colorado School of Mines in Golden, Colorado. He holds a Ph.D. in Mineral Economics, an MBA, and a B.Sc in Metallurgical Engineering.  His areas of expertise are project valuation under uncertainty and the economics of mineral and energy markets.

Phoenix is a multidisciplinary engineering firm in suburban St. Louis, Missouri, US, providing engineering services to the lime, Portland cement and industrial minerals industries on a world-wide basis. Phoenix has more than 40 years of engineering expertise in raw materials studies, process engineering, feasibility studies, preliminary engineering, detailed engineering design of production facilities and other services.

Norwest is an internationally recognized consultancy serving the mining, quarrying, oil and gas industries.  With major offices in Canada and the US, Norwest provides an array of services, from exploration to marketing, to assist mineral producers, banks, government institutions, and consumers of mineral products.

EnviroSolv of Terrace Park, Ohio, is a private company with a highly technical professional team specializing in providing environmentally friendly solutions to its power and industrial clients. The technical team has assisted in developing more than 50 patents focused on environmental emissions and currently the EnviroSolv team is developing advanced environmental applications for the fossil fuel and natural gas industries.

Background

Since 2002, Birch Mountain has worked to commercialize the industrial mineral potential of the limestone on its mineral holdings in the Athabasca region. Two principal products have been identified: limestone aggregates used in construction, and limestone-based reagents such as quicklime.  Aggregate products are in increasingly short supply in the area, and Hammerstone is a new and long-lived source of high-quality aggregates for building oil sands facilities and the necessary supporting infrastructure, including home and road construction. Limestone is also in demand for its chemical properties, either as reagent limestone where it is used to remove sulphur from flue gases derived from combustion of bitumen or other alternative fuels, or in processed form as quicklime or hydrated lime. The closest alternate source of quicklime or hydrated lime is in Exshaw, Alberta, approximately 900 kilometres away from the centre of oil sands operations.

In 2005, Birch Mountain received regulatory approval to open the Muskeg Valley Quarry (“MVQ”), a 250 hectare (625 acre), aggregate-only operation approximately 60 kilometres north of Fort McMurray, Alberta. The MVQ was opened in December 2005. In May 2006, Birch Mountain filed an application and environmental impact assessment for Hammerstone with the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board. When approved, the 1,500 hectare (3,700 acre) Hammerstone Project, comprising an expanded quarry and aggregate operation, as well as a limestone processing complex, will be integrated with the existing MVQ and both will be operated together as Hammerstone.

Prefeasibility Update

Following recommendations of the original prefeasibility report, Birch Mountain has examined the potential of producing additional limestone aggregate and reagent products from Hammerstone. The list of products incorporated into the prefeasibility update and valuation report is provided in Table 1.

Table 1. Limestone-Based Aggregate and Reagent Products from Hammerstone.

Aggregate Products	Reagent Products	Environmental Products
Included in the prefeasibility update
Construction aggregate Base aggregate Concrete rock Asphalt aggregate Sub-base/liner	Reagent limestone Quicklime Hydrated lime
Future opportunities (not included in the current valuation)
	Cement Milk of lime	FGD gypsum reclamation Spent lime recycling

The original prefeasibility study was completed in February 2005, before the opening of the MVQ and start-up of quarrying and aggregate processing. The information gained from opening the quarry and additional exploration carried out in 2005 and 2006 has been incorporated into the prefeasibility update. Since receiving the original prefeasibility report, Birch Mountain’s consultants have applied more than 10,000 hours to assessing the market for limestone-based industrial minerals, designing the Hammerstone quarry and associated aggregate plants and limestone processing facilities, and developing operating principles and practises to ensure Hammerstone is developed in a safe and environmentally responsible manner.

The prefeasibility update report covers all aspects of the Hammerstone Project including the market demand and sales models, the quarry, the aggregate plants and the proposed limestone processing complex. External consultants and experts have contributed significantly to the prefeasibility update:

•

CERI updated its 2004 oil sands model and supplied long-term expected oil price and bitumen supply forecasts for the period 2003-2070. In addition, CERI worked with Dr. Graham Davis to build a deterministic model of oil sands construction as a function of oil price.

•

Dr. Davis used CERI’s long-term oil sands bitumen supply model, oil price forecast and oil sands construction model to develop a probabilistic, risked estimate of oil sands construction activity and annual bitumen supply to 2070.

•

Norwest reviewed and recalculated the demand parameters used in the original prefeasibility study and the new reagent product demand parameters used in the prefeasibility update. Norwest also reviewed and set the limestone product prices used in the prefeasibility update report.

•

AMEC Earth & Environmental (“AMEC E&E”) was retained to complete the environmental impact assessment for Hammerstone, including the engineering of surface water and groundwater handling systems, as well as the long-term operating and closure and reclamation plans.  Additionally, AMEC E&E has worked with Birch Mountain to develop the corporate Health Safety and Environmental Program and advise on its implementation.

•

The Mining and Metals Division of AMEC Americas Limited (“AMEC M&M”) has provided overall geological, mining and valuation expertise and completed an independent review of the limestone resources and reserves at Hammerstone. AMEC M&M has further developed the quarry plan and schedule to assure delivery of materials from the quarry according to the sales model and updated the quarry capital and operating cost estimates.  The capital and operating cost estimates for the aggregate crushing plant were taken from the 2005 pre-feasibility study and escalated by 6%.

•

Phoenix has provided engineering design and Class 4 cost estimates for the Hammerstone limestone processing complex that includes facilities for producing quicklime, hydrated lime, milk of lime and has overseen Birch Mountain’s testing and procurement programme.

Sales Model

Demand for limestone products from Hammerstone is driven by the oil sands industry, which needs aggregates and limestone-based reagents for its construction and operations.  The original prefeasibility report quantified oil sands industry demand for limestone products based on the 2004 CERI base case supply model, an average of five bitumen supply models including the CERI unconstrained model and four models evaluating bitumen supply at oil prices of US$25 and US$32 per barrel. Demand parameters linking future demand for limestone products to oil sands construction and operations were used to generate long-term demand projections. Sales forecasts were estimated using market share estimates provided by Birch Mountain.

An alternate method to evaluate long-term oil sands bitumen supply and supply addition was adopted in the prefeasibility update. A probabilistic approach was taken by Dr. Davis whereby oil sands bitumen supply and supply addition are evaluated as outcomes of modeled oil prices, which are allowed to vary. A deterministic model for bitumen supply addition was constructed where, above a threshold price, all announced oil sands construction occurs, and above another lower threshold price, all currently built oil sands production facilities continue to operate. A Monte Carlo simulation model calibrated to past oil price behaviour and CERI’s long range oil price forecast was used to simulate 20,000 separate future oil price paths to 2070. Based on the results of this work, Dr. Davis concluded:

“In most cases the worst case scenario had a mining production of no more than 10%-15% below the CERI unrisked case. Even so, the worst-case event is so rare that the mean production from all of the scenarios is virtually unchanged from the base case unrisked forecast. This implies that there is essentially no risk that oil prices will fall to such an extent that planned oil production will be curtailed for any extended period of time in the Athabasca and Cold Lake region. Other risks, of course, may inhibit production, though these remain to be modeled.”

Based on the results of the CERI/Davis work, the CERI unconstrained or “unrisked” case has been adopted to model future oil sands bitumen supply and supply addition and, through the demand parameters supplied by Norwest, oil sand industry demand for aggregate and reagent products. As in the prefeasibility study, non-oil sands industry demand for aggregate products was estimated to be 10% of oil sands demand; non-oil sands demands for reagent products was not considered. The CERI/Davis model predicts total oil sands bitumen supply in Alberta will reach 4.7 million barrels per day by 2020 and 9.7 million barrels per day in 2060 when the Hammerstone quarry becomes exhausted.  In a June 2006 publication, Canada’s National Energy Board (“NEB”) forecasts “base case” and  “all projects case” oil sands bitumen supply to be 3.0 and 4.5 million barrels per day, respectively, in 2015. The NEB estimates capital expenditures for oil sands construction for 2006 to 2015 to be C$125 billion for the All Projects Case and C$95 billion for the Base Case.

Future sales of limestone aggregate and reagent products were estimated by assessing future market share for products from Hammerstone. For most aggregate products, market share was decreased from levels used in the original prefeasibility study and some aggregate demand parameters were reduced by Norwest to account for reuse of aggregate in oil sands mines. Market share for concrete rock was increased to 100% over a five-year period because there are essentially no remaining supplies of surficial aggregates meeting concrete rock specifications known in the region.

For reagent products, market share was identical to the original prefeasibility study. Additionally, by analogy to the electrical power generation sector and from discussions held with a broad cross-section of present and future oil sands operators and merchant upgraders, it was assumed that over the next 25 years, the proportion of alternative fuels used by the oil sands industry will increase to the point where 80% of the incremental requirements for fuel, power and hydrogen will be met using alternative fuels such as bitumen, residual heavy ends, asphaltenes, coke and coal, with about half of this requirement needing limestone and/or quicklime for desulphurization either directly in fluidized bed gasification or combustion units, or in post-combustion flue gas desulphurization. Birch Mountain believes that the more expensive and more complex IGCC (Integrated Gasification Combined Cycle) type gasification systems, which require little or no reagent limestone or quicklime, will be mainly limited to projects that include an on-site upgrader where hydrogen is required or electrical power can be sold. The NEB has identified stockpiling of sulphur, a product of IGCC gasification, as a potential problem, with up to 5 Mt per year being produced by 2015.

Geology

Devonian age limestone of the Moberly Member of the Waterways Formation underlies the majority of the Hammerstone area, either in outcrop at surface or below a thin covering of organic soils (muskeg) and/or overburden (glacial till). Oil sands are generally absent, and the limestone beds are typically flat lying with a slight dip to the west-southwest. Some low-amplitude folds have been identified from drilling. The Hammerstone limestone is open to the south where Moberly Member limestone has been mapped at surface.

At Hammerstone, the Moberly Member is approximately 45 metres thick and has been sub-divided into four units (Table 2). The four limestone units vary in their properties; units 2 and 4 are high quality limestone with average calcium carbonate contents exceeding 95% and 94%, respectively. The other two units are variable mixtures of nodular limestone and calcareous shale. Testing has shown the high-quality units can be used to produce quicklime and hydrated lime, or reagent limestone, either alone or by blending with the lower-grade units. Based on upgrading tests conducted by Birch Mountain, certain limestone units within Unit 3 that contain 15% or less shale have been segregated as Unit 3-A. This unit is not universally present, but where it is present it can be separated and used to produce concrete rock and asphalt aggregate in addition to the construction and base grade aggregates.

Table 2. Moberly Member limestone units, Hammerstone project area.

Unit	Rock-type	Average thickness (m)	Primary products
4	Nodular & massive limestone	0-6	Concrete rock, asphalt aggregate, calcinable limestone
3	Nodular limestone & calcareous shale	20.5	Base & construction aggregates, sub-base/liner. 3-A: concrete & asphalt aggregate
2	High calcium limestone	4.4	Calcinable limestone, reagent limestone
1	Nodular limestone & calcareous shale	13	Construction & base aggregates, reagent limestone

Quarrying and Aggregate Plants

AMEC M&M designed the quarry pit, which is constrained to the northeast by the “Quarry of the Ancestors” archaeological site, to the north and east by increasing thicknesses of oil sands cover, and to the west by the 200 m environmental set-back from the Muskeg River. The MVQ has been opened in the northern part of the Hammerstone project area and quarrying will proceed southwards. In the prefeasibility update the quarry is planned as a drill-blast-crush operation with a mobile fleet of mine trucks moving blasted rock from the quarry face to aggregate plants distributed on the quarry floor.

The quarry plan and schedule was developed by AMEC to meet the sales forecasts derived from the CERI/Davis bitumen supply model. Forecasted sales in the prefeasibility update are larger than those forecast previously for two reasons: (1) the larger market size in the CERI unconstrained case, and (2) the new rock products that have been added. The projected increased sales forecast has resulted in all limestone reserves being consumed over the 55-year quarry life from 2006 to 2060. Yearly average projected sales from Hammerstone are listed in Table 3. Three aggregate plants are planned initially, with one additional plant being added to meet the large throughput demands from processing Unit 3, the thickest unit in the quarry.

The quarry pit design includes all unconstrained areas within the Hammerstone project area. Highwall angles over the shallow deposit are set at 45° in limestone; overburden will be removed 10m outside the highwall crest. Over the planned 55-year life of the Hammerstone quarry, an estimated 61 Mt of topsoil, muskeg and overburden will be removed and reclaimed and 11.4 Mt of process fines will be reclaimed within the quarry.

Table 3. Projected Average Yearly Limestone Product Sales from Hammerstone (million tonnes per year)

	2006 to 2010	2011 to 2020	2021 to 2030	2031 to 2040	2041 to 2050	2051 to 2060
Aggregate Products
Construction aggregate	3.787	5.933	7.206	8.216	9.350	10.690
Base aggregate	3.355	5.012	5.919	6.963	7.906	4.446
Concrete rock	0.327	0.151	0.100	0.152	0.186	0.000
Asphalt aggregate	0.187	0.068	0.024	0.063	0.080	0.000
Sub-base/liner	0.283	0.130	0.095	0.119	0.151	0.033
Reagent Products
Reagent limestone	0.196	0.899	1.295	1.706	2.163	1.335
Quicklime	0.028	0.290	0.468	0.636	0.692	0.681
Hydrated lime	0.029	0.224	0.323	0.379	0.396	0.000
Totals*	8.192	12.706	15.429	18.235	20.923	17.186

*Totals may be subject to rounding error.

Limestone Processing Complex

The original prefeasibility study contemplated a quicklime plant, with a lime hydration plant described, but not included in the capital plan. The various plants included in the current limestone processing complex are outlined in Table 4. Based on recommendations from Phoenix, a limestone activation plant has been added to the flow sheet. The activating kilns are designed to remove bitumen from Unit 2 calcinable limestone allowing the quicklime kilns to operate with pre-heaters, thereby reducing fuel costs. Activated Unit 2 limestone will also be sold as reagent limestone for flue gas desulphurization and fluidized bed combustion or gasification.

Table 4. Limestone Processing Complex Sequencing

Plant	Output (tonnes/yr)	On-Stream
Activation-1 Activation-2 Activation-3	800,000 800,000 800,000	2009 2012 2023
Ultimate capacity	2,400,000
Quicklime-1 Quicklime-2 Quicklime-3	200,000 200,000 600,000	2009 2011 2015
Ultimate capacity	1,000,000
Hydrated lime-1 Hydrated lime-2	200,000 200,000	2008 2013
Ultimate capacity	400,000

Maximum throughput levels are capped at 2.4 Mt per year for the activation plants, 1 Mt per year for the quicklime plant and 400,000 tonnes per year for the hydrated lime plant. An optional milk of lime plant with 80,000 tonnes per year has been added in the capital plan, but milk of lime has not been included in the sales estimate. The limestone processing complex is scheduled to reach capacity by 2038. After this time, Birch Mountain’s market share for capped products declines because sales are held constant although demand is projected to rise beyond 2038.

Limestone Reserves

Limestone reserves estimated for the prefeasibility update are shown in Table 5. A grade of 100% is assumed for all units. A loss of 5% at the footwall contact between Unit 1 and the underlying Christina Member was included to reduce the likelihood of diluting the limestone with footwall calcareous shale. No dilution or losses were applied to the contacts between the limestone units because they are gradations of similar materials. Losses were applied to the Units 1, 3 and 4 to account for shale-rich interbeds that are waste material.

In clearing organic soils and overburden during opening of the MVQ, it became apparent that the Unit 4 was not as continuous as it was previously interpreted to be. This unit is brittle and it is now understood that exposed knolls of Unit 4 are not continuous below overburden cover, but occur as isolated outcrops. In winter 2006, a series of backhoe pits were dug in areas of interpreted Unit 4 below the overburden across Hammerstone and no Unit 4 was found. Unit 3 is present at all locations where limestone was encountered. The geological model for units 3 and 4 has been adjusted, with an increase in Unit 3 volume and a decrease in Unit 4 volume, and a net overall decrease in limestone reserves to 999 million tonnes comprising 460 Mt of proven limestone reserves and 539 Mt of probable limestone reserves.  The potential negative impact of a decrease in Unit 4 reserves is offset by the use of Unit 3-A in place of Unit 4 for concrete rock and asphalt aggregate.

Table 5.  Hammerstone limestone reserves as of 2006 June 25

Unit	Mineable Measured Resource (Mt)	Mineable Indicated Resource (Mt)	Mineable Resource (Mt)	Mining Losses	Total Proven Reserves (Mt)	Total Probable Reserves (Mt)	Total Reserves (Mt)
4 3A 3 2 1	7 1 282 60 191	5 22 377 58 181	12 23 659 118 372	17% 0% 25% 0% 5%	6 1 212 60 181	4 22 283 58 172	10 23 494 118 353
All Units	541	643	1,184	16%	460	539	999

*Totals may be subject to rounding error.

The totals shown in Table 5 do not account for the recent mining at the Muskeg Valley Quarry, however, the total sales tonnage are negligible when compared to the insitu reserves.

Capital and Operating Costs

Capital costs for the quarry and aggregate plants have been estimated by AMEC M&M. Phoenix has provided capital cost estimates for the activation plants, quicklime plants, and hydrated lime plants. All capital for equipment is based on the cost of new equipment. The development capital cost estimate for the quarry, the aggregate plant and the limestone processing complex is C$577 million over the period 2006 to 2026, with a further C$416 million in sustaining capital required over the life of the project. This estimate is categorized by AMEC as prefeasibility level with an expected accuracy of ±25%. The estimates are in Q2 2006 Canadian dollars with no escalation.

Table 6. Capital Cost Profile

Time frame	Capital item	Cost (C$millions)
2006-2015	Quarry	43
2006-2007	Aggregate plants	16
2007-2009	Activation-1	74
2007-2009	Quicklime-1	70
2008	Hydrate lime-1	4
2008-2011	Quicklime- 2	74
2009-2012	Activation- 2	74
2013	Hydrate plant- 2	4
2012-2015	Quicklime- 3	144
2020-2023	Activation- 3	74

Operating costs over the 55-year life-of-quarry have been estimated on an owner-operated basis. Costs were calculated in the areas of quarrying, aggregate processing, activating, quicklime processing, hydrating and site administration based on data for the Fort McMurray region. The operating cost estimates assume all equipment is owned and operated by Birch Mountain, maintenance is performed in-house, labour costs are consistent with nearby operations. Average unit operating costs per tonne of output over the life-of-quarry are shown in Table 7.

Table 7.  Average Life-of-Quarry Operating Costs

Cost Area	Operating Costs* (C$ per tonne output)
Quarrying and haulage	1.88
Aggregate processing	1.66
Activating	9.48
Calcining	36.40
Hydrating	15.22
General / Administration	0.31

*per tonne finished product

Quarry operating costs cover all activities from clearing the property to delivery of rock to the aggregate plant. Aggregate plant operating costs cover all costs from delivery of rock to the aggregate plant to the load-out of stockpiled material. Limestone processing costs include operating and maintenance and the cost of natural gas. The petroleum coke price is assumed to be C$30 per tonne and includes an estimated load and haul cost of $5.00 per tonne.

Financial Analysis

The Hammerstone valuation was determined by AMEC M&M using the discounted cash flow (“DCF”) method assuming 100% equity in Q2 2006 Canadian dollars. Projections of annual revenues and costs are based on estimated capital expenditures and operating costs presented in the updated prefeasibility study for the quarry, the aggregate plant and each plant in the limestone processing complex. Estimated cash flows were used to determine the after-tax NPV and IRR for the base case 55-year quarry life. Provincial taxes were set at 11% and federal taxes at 21% plus a 4% surtax. Royalties of $0.0441 per tonne payable to the Alberta Government and $0.158 per tonne payable to a royalty holder were included. Following the advice of the Norwest report, unit prices for construction and base aggregates, concrete rock, asphalt aggregate and sub-base/liner are $9.00, $8.00, $30.00, $15.00, and $7.00 per tonne respectively, and are constant over the life of the quarry. Prices for reagent limestone, quicklime and hydrated lime are $55.00, $215.00 and $230.00 per tonne, respectively, and are constant over the life of the quarry.

Results of the base case analysis indicate that the project has a potential after-tax IRR of 29% and an after-tax NPV of $1,089 million at a discount rate of 7.5% (see Table 8). The payback period is estimated at 7.3 years from first production.

Table 8.  Financial analysis results, pre- and after-tax bases.

Discount Rate	0%	2.5%	5.0%	7.5%	8%	10%	15%
Pre-tax NPV(C$ million)	$12888	$5865	$2975	$1655	$1485	$990	$409
After-tax NPV	$ 8611	$3906	$1972	$1089	$ 976	$644	$254
IRR (%)	29.4%

Sensitivity analysis indicates that the NPV is most sensitive to changes in product price, less sensitive to changes in processing costs, and least sensitive to changes in quarrying costs and capital expenditures. The net present value of the Hammerstone Project will also be materially affected if sulphur containing alternate fuels are not adopted as anticipated. Such an occurrence would impact the demand for reagent limestone in the oil sands industry.

Ongoing Development

Three potential opportunities have not been included in the Hammerstone valuation: cement production, recalcined spent lime and FGD gypsum reclamation. Phoenix has completed preliminary engineering design and capital and operating cost estimates for both cement and recalcined spent lime. Currently for cement, potential sales to the oil sands industry alone are insufficient to justify building a cement plant. Additional studies will be undertaken to examine reducing the capital costs for a cement plant and increasing potential sales by considering exporting cement from the region and developing additional income streams for the plant such as waste disposal. For recalcined spent lime, Birch Mountain is working with suppliers and companies producing spent lime to refine a flowsheet and test a number of potential applications for the recalcined product. For FGD gypsum reclamation, Birch Mountain intends to carry out additional engineering studies to examine integration of the FGD gypsum reclamation into the active quarrying. Birch Mountain has requested regulatory approval to construct and operate these facilities, as well as accept gypsum, produced from various emission sulphur recovery systems, into the quarry to be incorporated into the final reclamation landscape. The objective of on-going development is to advance each of these opportunities to the point where they can be advanced to a Class 4 prefeasibility estimate.

Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

Cautionary Note to US Investors:  The terms “reserve”, “proven reserve” and “probable reserve” used in this news release are defined in accordance with NI 43-101, “Standards of Disclosure for Mineral Projects”, under the guidelines set out by the CIM in, “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council on August 20, 2000.  In the US, Securities and Exchange Commission (“SEC”) Industry Guide 7 defines a mineral reserve as, “That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” According to interpretations by SEC staff of mining industry disclosure standards, such terms may not be used by SEC registrants unless the registrant has completed a “bankable” feasibility study and all applicable permits are in place or expected imminently. US investors are cautioned not to place undue reliance on disclosure that is not issued in accordance with SEC regulations.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer

Telephone: (403) 262-1838

Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 26th day of June, 2006.